Exhibit (a)(11)





                               [Vencor Letterhead]


May 28, 1997

PERSONAL AND CONFIDENTIAL

Mr. Richard L. Conte
Chairman & Chief Executive Officer
Transitional Hospitals Corporation
5110 West Sahara Avenue
Las Vegas, NV  89102

Dear Richard:

           As we approach what I hope will be the conclusion of a transaction between Vencor and Transitional Hospitals, I wanted to anticipate the possibility that Select Medical might seek to interfere with a transaction between our companies with a revision to its $14.55 proposal. I am particularly concerned that Select might attempt to couple some increase in price with an attempt to make it more difficult or costly for Transitional Hospitals to complete a transaction with Vencor. Under the circumstances, I am hopeful that the Transitional Hospitals' Board will be mindful of its fiduciary duties not to take any such action, and Vencor's seriousness about pursuing a transaction with Transitional.

           I also want to emphasize that an offer from Select at $16.00 per share, or even more, is inferior to Vencor's $16.00 offer. As I think your own lawyers have concluded, as ours have, there are no antitrust issues associated with the combination of Vencor and Transitional Hospitals. To date, we have received no contrary indication from the Department of Justice, and believe that their issuance of a second request was intended, at least in part, to provide the staff with sufficient time to complete a thorough and orderly review of the transaction. I fully expect that we will clear Hart-Scott-Rodino shortly and that we will be able to close a transaction with Transitional within five to ten business days after that date. Any proposal Select makes will be subject to regulatory review in numerous states, and is likely to take many months to complete. I believe there is more uncertainty in Select's ability to obtain the necessary healthcare approvals than there is in our obtaining Hart-Scott clearance. The timing and certainty favor a Vencor transaction.

           Most importantly, I hope and expect that you will not take any further action without contacting Vencor to give us an opportunity to respond to any proposal that Select might make.

                                      Sincerely,

                                      VENCOR, INC.

                                      /s/ James H. Gillenwater, Jr.

                                      James H. Gillenwater, Jr.
                                      Senior Vice President
                                      Planning and Development